Exhibit 99.1

News release via Canada NewsWire, Toronto 416-863-9350

           Attention Business/Financial Editors:
           Vasogen Announces Sale of Patent Application and Provides Corporate
           Update

           MISSISSAUGA, ON, Feb. 2 /CNW/ - Vasogen Inc. (NASDAQ:VSGN; TSX:VAS) today announced that it has sold a United States patent application and its related foreign counterparts for US$400,000. This device-based intellectual property has not been used to date in the Celacade System; however, Vasogen has retained rights to this technology for any potential use as it relates to its
Celacade System.
           The Company today also announced that it continues to advance the process associated with its ongoing strategic review and expects to be in a position to provide a further update to shareholders over the coming weeks. As previously announced, Vasogen has been reviewing various strategic alternatives for the purpose of enhancing shareholder value.

           Certain statements in this document constitute "forward-looking statements" within the meaning of the United States Private Securities
Litigation Reform Act of 1995 and/or "forward-looking information" under the
Securities Act (Ontario). These statements may include, without limitation, plans to complete a sale, merger, acquisition, or other strategic alternative, statements regarding the status of development, or expenditures relating to the Celacade(TM) System or our VP series of drugs including VP015 and VP025, plans to fund our current activities, statements concerning our partnering activities, health regulatory submissions, strategy, future operations, future financial position, future revenues and projected costs. In some cases, you can identify forward-looking statements by terminology such as "may", "will",
"should", "expects", "plans", "anticipates", "believes", "estimated",
"predicts", "potential", "continue", "intends", "could", or the negative of such terms or other comparable terminology. We made a number of assumptions in the preparation of these forward-looking statements. You should not place undue reliance on our forward-looking statements, which are subject to a multitude of risks and uncertainties that could cause actual results, future circumstances or events to differ materially from those projected. These risks include, but are not limited to, the outcome of our strategic review, securing and maintaining corporate alliances, the need for additional capital and the effect of capital market conditions and other factors, including the current status of our programs, on capital availability, the potential dilutive effects of any financing and other risks detailed from time to time in our public disclosure documents or other filings with the Canadian and U.S.
securities commissions or other securities regulatory bodies. Additional risks and uncertainties relating to our Company and our business can be found in the
"Risk Factors" section of our Annual Information Form and Form 20-F for the year ended November 30, 2007, as well as in our later public filings, including our Management's Discussion and Analysis for the quarter ended
August 31, 2008. The forward-looking statements are made as of the date hereof, and we disclaim any intention and have no obligation or responsibility, except as required by law, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

           %SEDAR: 00001047E          %CIK: 0001042018

           /For further information: Glenn Neumann, Investor Relations, 4 Robert
Speck Parkway, 15th Floor, Mississauga, ON, L4Z 1S1, tel: (905) 817-2004, fax:
(905) 847-6270, www.vasogen.com, investor(at)vasogen.com/
           (VSGN VAS.)

CO:  Vasogen Inc.

CNW 16:00e 02-FEB-09